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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


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                             VENDINGDATA CORPORATION
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                                (Name of Issuer)
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                          Common Stock $.001 par value
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                         (Title of Class of Securities)
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                                   92261Q 10 3
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                                 (CUSIP Number)
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            Stacie L. Brown, 6830 Spencer Street, Las Vegas, NV 89119
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)
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                                February 1, 2001
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             (Date of Event which Requires Filing of This Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                  SCHEDULE 13D

CUSIP NO.       92261Q 10 3                                    PAGE 2 OF 4 PAGES

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     James E. Crabbe
     James E. Crabbe Revocable Trust
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2.       Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                     (a)  [_]
                                                                     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

     Not applicable.
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                    [_]

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6.   Citizenship or Place of Organization

     United States
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               7.   Sole Voting Power
  NUMBER OF                 7,190,609 shares
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                   0,000,000 shares
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                   4,217,492 shares
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                            0,000,000 shares
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         7,190,609
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                   [_]
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13.  Percent of Class Represented by Amount in Row (11)

         66.2%
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14.  Type of Reporting Person (See Instructions)

         IN; OO
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

                                  SCHEDULE 13D

CUSIP NO.       92261Q 10 3                                    PAGE 3 OF 4 PAGES
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         This Amendment No. 7 amends the Schedule 13D dated June 7, 1999,
("Schedule 13D"), the Amendment No. 1 dated August 25, 1999, (the "First Amendment"), the Amendment No. 2 dated May 30, 2000, (the "Second Amendment"), the Amendment No. 3 dated July 14, 2000, (the "Third Amendment"), the Amendment No. 4 dated September 29, 2000, (the "Fourth Amendment"), the Amendment No. 5 dated October 9, 2000, (the "Fifth Amendment"), and the Amendment No. 6 dated January 1, 2001, (the "Sixth Amendment") of James E. Crabbe and the James E. Crabbe Revocable Trust with respect to the common stock, $.001 par value, ("Common Stock") of VendingData Corporation, a Nevada corporation ("Issuer"). Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Schedule 13D or the First, Second, Third, Fourth, Fifth or Sixth Amendments.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

         The filing of this Amendment No. 7 to Schedule 13D is a result of the February 1, 2001, expiration of 209,300 warrants held by Mr. Crabbe.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         JAMES E. CRABBE            PRESENTLY OWNED               PERCENTAGE(3)
         ---------------            ---------------               -----------

         Sole Voting Power              7,190,609(1)                 66.2 %

         Shared Voting Power            0,000,000                     0 %

         Sole Dispositive Power         4,217,492(2)                 38.9 %

         Shared Dispositive Power       0,000,000                     0 %

         Total Beneficial Power         7,190,609(1)                 66.2 %

----------------

(1) This amount represents 3,138,570 shares of Common Stock owned by the James
E. Crabbe Revocable Trust, 2,842,988 shares of Common Stock, the voting power of which Yvonne M. Huson transferred to James E. Crabbe pursuant to the Durable Power of Attorney dated November 12, 1999, 130,129 shares of Common Stock, the voting power of which Yvonne M. Huson transferred to James E. Crabbe pursuant to the Durable Power of Attorney dated October 9, 2000, 250,000 shares of Common Stock issuable to the James E. Crabbe Revocable Trust upon exercise of certain Warrants, 826,922 shares of Common Stock issuable to the James E. Crabbe Revocable Trust upon conversion of 9.5% Convertible Notes, and 2,000 shares of Common Stock issuable to James E. Crabbe upon exercise of certain options.

(2) This amount represents 3,138,570 shares of Common Stock owned by the James
E. Crabbe Revocable Trust, 250,000 shares of Common Stock issuable to the James
E. Crabbe Revocable Trust upon exercise of certain Warrants, 826,922 shares of Common Stock issuable to the James E. Crabbe Revocable Trust upon conversion of 9.5% Convertible Notes, and 2,000 shares of Common Stock issuable to James E. Crabbe upon exercise of certain options.

(3) These percentages reflect the percentage share ownership with respect to 10,854,801 shares, the number of shares of Common Stock outstanding as of February 28, 2001.

                                  SCHEDULE 13D

CUSIP NO.       92261Q 10 3                                    PAGE 4 OF 4 PAGES
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   March 7, 2001



                                           /s/ Stacie L. Brown
                                            -------------------
                                           Stacie L. Brown, Attorney-In-Fact for
                                           James E. Crabbe


                                           JAMES E. CRABBE REVOCABLE TRUST


                                            /s/ Stacie L. Brown
                                            -------------------
                                           Stacie L. Brown, Attorney-In-Fact for
                                           James E. Crabbe,  Trustee



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).